EXHIBIT 21

SUBSIDIARIES

Subsidiary	Jurisdiction of Organization

GEM-CBM Company	Delaware
South Coast Exploration Company	Texas
XPLOR Energy, Inc.	Delaware
XPLOR Energy Operating Company	Oklahoma
XPLOR Energy SPV-1, Inc.	Oklahoma
BriteWater International, Inc.	Delaware
UniPureEnergy, Corp.	Delaware
UniPureEnergy I, Ltd.	British Virgin Islands
BriteWater Mobile Processing, Inc.	Delaware
BriteWater Oil Reclamation Services, Inc.	Delaware
Arctic Star Alaska, Inc.	Alaska